Renaissance Institutional Management LLC

Statement of Financial Condition
As of December 31, 2022

Renaissance Institutional Management LLC

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66971

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Renaissance Institutional Management LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Silber	212-829-4490	silber@rentec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLC
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Renaissance Institutional Management LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President and Chief Financial Officer

Based upon "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, Renaissance Institutional Management LLC is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Member of Renaissance Institutional Management LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Renaissance Institutional Management LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2023

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Renaissance Institutional Management LLC

Statement of Financial Condition

December 31, 2022

Assets:	
Cash and cash equivalents	$ 1,564,410
Prepaid expenses	237,476
Fixed assets, net of accumulated depreciation of $298,182	105,477
Total Assets	**$ 1,907,363**

Liabilities and Member's Equity	
Total Liabilities	**$ -**
Commitments and contingencies (see note 6)	
Member's Equity	**1,907,363**
Total Liabilities and Member's Equity	**$ 1,907,363**

The accompanying notes are an integral part of the statement of financial condition.

Renaissance Institutional Management LLC

Notes to Statement of Financial Condition

1. Organization and Business

Renaissance Institutional Management LLC ("RIM" or the "Company") was formed under the laws of the State of Delaware on March 18, 2005, and commenced operations on November 1, 2005. RIM is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

RIM provides placement agent and marketing services to Renaissance Technologies LLC ("Renaissance" or the "Member"), an SEC registered investment adviser, with respect to various private investment funds managed by the Member. RIM is a wholly owned subsidiary of the Member.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company limits its business activities exclusively to (1) the private placement of securities; and (2) the referral of clients and investors to the Member, and to private investment funds managed by the Member, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3 throughout the year ended December 31, 2022, without exception.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

All values in the statement of financial condition are stated in U.S. dollars.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original or remaining maturities of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at one global financial institution. This includes amounts invested in short-term money market instruments. At times, deposits at this institution may exceed federally insured amounts. The Company has not experienced any losses on its cash equivalents during the year ended December 31, 2022 and believes that holding such equivalents does not expose the Company to significant credit risk. The Company did not maintain any restricted cash balances throughout the year ended December 31, 2022.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from those estimates.

Current Expected Credit Losses

Financial Accounting Standards Board ("FASB") Accounting Standards Codification 326-20 ("ASC 326-20"), *Financial Instruments – Credit Losses* requires companies to estimate expected credit losses over the life of financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and

supportable forecasts. ASC 326-20 requires recording the estimate of expected credit losses as an allowance for credit losses.

For the year ended December 31, 2022, there were no financial assets within the scope of this pronouncement and therefore no associated allowances for credit losses or changes in the allowances for credit losses are included in the accompanying statement of financial condition.

3. Related Party Transactions

Net receivables from the Member were settled through a deemed distribution to Member of $1,236,639 as of December 31, 2022. This deemed distribution and a contribution from Member of $397,537 are reflected within the Member's equity balance on the statement of financial condition. In the future any net receivables from the Member will be similarly settled on an annual basis.

4. Fixed Assets, Net

Fixed assets, net consists of the following:

December 31, 2022	Estimated Useful Lives	Amount
Equipment	5 years	$ 343,176
Software	3 years	60,483
		403,659
Less: Accumulated depreciation		(298,182)
Total fixed assets, net of accumulated depreciation		$ 105,477

Any maintenance costs that materially increase the useful life of the asset are capitalized to the asset's cost basis. Management has reviewed fixed assets for impairment, no such losses were recorded for the year ended December 31, 2022.

5. Regulatory Net Capital Requirements

As a registered broker-dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2022, the Company had regulatory net capital of $1,564,410 and a regulatory net capital requirement of $5,000. As the Company had no liabilities as of December 31, 2022, the Company's ratio of aggregate indebtedness to regulatory net capital was 0 to 1 at December 31, 2022.

6. Commitments and Contingencies

Management has policies and procedures in place to assess and review for commitments and contingent liabilities. Throughout the year and as of December 31, 2022 there were no such commitments or contingent liabilities.

7. Subsequent Events

The Company evaluated all events that occurred from January 1, 2023 through February 15, 2023, the date the statement of financial condition was available to be issued. During the period, the Company did not have any material recognizable subsequent events that would require disclosure in the Company's statement of financial condition.